RICHARDSON & PATEL, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, CA 90024
T: (310) 208-1182
F: (310) 208-1154

July 10, 2007

FILED AS CORRESPONDENCE VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Scott Stringer

Re:	Asiamart, Inc. Form 10-K for the fiscal year ended December 31, 2007 filed April 4, 2007 Form 10-Q for the quarter ended March 31, 2007 filed May 16, 2007 File No. 000-30292

Dear Mr. Stringer:

On behalf of Asiamart, Inc. (the “Company” or “Asiamart”), this letter is in response to a letter dated June 25, 2007 from the staff (“Staff”) of the Securities and Exchange Commission. We are acting as outside counsel to the Company.

The Company, in consultation with its auditor, is in the process of preparing the Company’s response to the comments received from the Staff regarding the above-referenced Form 10-K and 10-Q reports. The Company anticipates being in a position to respond to the Staff’s comments regarding the filing as soon as practicable, and no later than July 20, 2007.

We look forward to working with you to resolve the outstanding issues concerning the Company’s reports. If you have any questions, please contact me at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Edgar D. Park, Esq.

cc: Alex Yue, CEO